UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number 333-12551

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Properties, Inc. Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Properties, Inc.
850 Clinton Square
Rochester, New York 14604

REQUIRED INFORMATION

The Home Properties Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Security Income Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ending December 31, 2009 and 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99.15 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description
99.14	Consent of Insero & Company CPAs, P.C., independent accountants.
99.15	Financial Statements and Schedules of the Plan for the two fiscal years ending December 31, 2009 and 2008

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME PROPERTIES RETIREMENT SAVINGS PLAN

Date: June 24, 2010

By: /s/ David P. Gardner

Name: David P. Gardner

Title: Chairman of the Administrative Committee, the Administrator of the Plan

EXHIBIT 99.14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Home Properties, Inc. on Form S-8 (No. 333-147933, No. 333-115573, No. 333-74050, and No. 333-12551) of our report, dated June 24, 2010, relating to the financial statements of Home Properties Retirement Savings Plan, which appears in this Annual Report on Form 11-K.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 24, 2010

EXHIBIT 99.15

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Home Properties, Inc. 401(k)
Administrative Committee and Participants
of the Home Properties Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Properties Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 24, 2010

Page 1

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Investments at Fair Value		
Money Market Funds	$ 87,037	$ 117,407
Common Stock	3,786,075	2,956,370
Mutual Funds	15,376,440	12,282,719
Common/Collective Trust	4,066,475	3,505,913
Total Investments at Fair Value	23,316,027	18,862,409
Participant Loans	756,375	578,368
Contributions Receivable		
Employer Contributions Receivable	29,149	24,803
Participants' Contributions Receivable	68,835	61,623
Total Contributions Receivable	97,984	86,426
Total Assets	24,170,386	19,527,203
LIABILITIES		
Excess Contributions Payable	124,675	50,761
Net Assets Available for Benefits at Fair Value	24,045,711	19,476,442
Adjustment from Fair Value to Contract Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	(107,894)	(14,076)
Net Assets Available for Benefits	$23,937,817	$ 19,462,366

See Notes to Financial Statements.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Additions to Net Assets Attributed to:	
Investment Income	
Interest and Dividends	$ 712,563
Net Appreciation of Investments	3,137,532
Total Investment Income	3,850,095
Contributions	
Employer	896,607
Participants	2,010,924
Rollover	70,344
Total Contributions	2,977,875
Total Additions	6,827,970
Deductions from Net Assets Attributed to:	
Administrative Expenses	19,612
Benefits Paid to Participants	2,332,907
Total Deductions	2,352,519
Net Increase	4,475,451
Net Assets Available for Benefits - Beginning	19,462,366
Net Assets Available for Benefits - Ending	**$23,937,817**

See Notes to Financial Statements.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

Note 1   **Description of Plan**

The following description of the Home Properties Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Home Properties, Inc. (the "Company") who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

First Niagara Bank acts as the Trustee and recordkeeper of the Plan. Fidelity Investments ("Fidelity") serves as the custodian.

Contributions

Each year, participants may contribute up to 50 percent of eligible pre-tax annual compensation subject to statutory limitations, as defined in the Plan. Certain "non-worked" pay types and bonuses are excluded from the Plan definition of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 75% of salary-reduction contributions up to a maximum of 3% of the participant's eligible compensation. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant Accounts

A separate account is maintained for each of the participants. Each participant's account is credited with: (1) the participant's contributions, (2) an allocation of the Company's matching contributions, and (3) an allocation of the Plan's net earnings or losses. Subtractions are made from the participant's account for a pro rata share of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Plan provides for vesting in the employer contribution account of 25% after one year, 50% after two years, 75% after three years, and 100% after four years of service.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 1   **Description of Plan - Continued**

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus one percent (1%) in effect on the first day of the month in which the loan is made. Principal and interest is paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

The Plan provides for normal retirement benefits upon reaching age 65 and has provisions for early retirement, disability, death, hardship and termination benefits for those participants who are eligible to receive such benefits.

Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of his or her account.

Forfeitures

In accordance with the Plan, forfeitures of non-vested employer contributions are used to reduce future employer contributions, then to pay Plan expenses. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $40,182 and $59,536, respectively. In 2009, employer contributions and administrative expenses were reduced by $39,214 and $19,612, respectively, from forfeited non-vested accounts.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan. Costs incurred for certain recordkeeping, independent investment advisors, legal counsel, and accounting are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Excess Contributions Payable

The Plan failed the Actual Deferral Percentage discrimination test for 2009 and 2008. The Company elected to have highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $124,675 and $50,761 for 2009 and 2008, respectively, and are included as a liability in the statements of net assets available for benefits and are netted against participant contributions in the statement of changes in net assets available for benefits.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

Note 2   **Significant Accounting Policies**

FASB Accounting Standards Codification

In July 2009, the Financial Accounting Standards Board (the "FASB") issued the FASB Accounting Standards Codification ("ASC") 105-10 ("ASC 105-10" or the "Codification"). ASC 105-10 establishes the exclusive authoritative reference for U.S. generally accepted accounting principles ("GAAP") for use in financial statements, except for Securities and Exchange Commission ("SEC") rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. We have included references to the Codification, as appropriate, in these financial statements. The Codification does not change GAAP and did not have any effect on the Plan's financial statements.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the Plan's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Loans to Participants

Loans to participants are recorded at amortized cost.

Note 2   **Significant Accounting Policies - Continued**

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan follows the fair value measurement authoritative guidance required by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability; and,
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Note 2   **Significant Accounting Policies - Continued**

Investment Valuation and Income Recognition - Continued

Following is a description of the valuation methodologies used for assets measured at fair value:

<u>Money Market Funds</u>: Valued at the Net Asset Value ("NAV") of shares held by the Plan at year end.

<u>Common Stock</u>: Valued at the closing price reported on the active market on which the individual securities are traded.

<u>Mutual Funds</u>: Valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

<u>Common/Collective Trust</u>: Valued at estimated fair value based on the underlying assets of the trust. The fair value of the underlying assets is obtained from information provided by the investment advisor using the audited financial statements of the common/collective trust at the respective year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

| | Investments at Fair Value as of December 31, 2009 | | |
	Level 1	Level 2	Total
Money Market Fund	$ -	$ 87,037	$ 87,037
Common Stock	3,786,075	-	3,786,075
Mutual Funds			
Fixed Income	1,243,265	-	1,243,265
International Equity	880,618	-	880,618
U.S. Large - Cap	3,449,158	-	3,449,158
U.S. Mid - Cap	395,074	-	395,074
U.S. Small - Cap	2,277,362	-	2,277,362
Balanced	7,130,963	-	7,130,963
Total Mutual Funds	15,376,440	-	15,376,440
Common/Collective Trust	-	4,066,475	4,066,475
Total	$ 19,162,515	$ 4,153,512	$ 23,316,027

Note 2   **Significant Accounting Policies - Continued**

Investment Valuation and Income Recognition - Continued

	Investments at Fair Value as of December 31, 2008		
	Level 1	**Level 2**	**Total**
Money Market Funds	$ -	$ 117,407	$ 117,407
Common Stock	2,956,370	-	2,956,370
Mutual Funds	12,282,719	-	12,282,719
Common/Collective Trust	-	3,505,913	3,505,913
Total	$ 15,239,089	$ 3,623,320	$18,862,409

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in investment securities which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Recently Adopted Accounting Standards

In April 2009, the FASB issued additional authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan's financial statements.

Note 2 **Significant Accounting Policies - Continued**

Recently Adopted Accounting Standards - Continued

On April 1, 2009, the Plan adopted the authoritative guidance for subsequent events (ASC 855-10). This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the statements of net assets available for benefits date but before financial statements are issued or are available to be issued. The adoption of this authoritative guidance did not have a material impact on the Plan's financial statements.

Note 3 **Investments**

The fair values of individual investments that represent more than five percent of the Plan's net assets are summarized below:

	December 31,	
	2009	**2008**
Federated Capital Preservation Fund	**$ 4,066,475**	$ 3,505,913
Home Properties, Inc. Common Stock	**3,786,075**	2,956,370
Vanguard Lifestrategy Moderate Growth Fund	**3,492,349**	3,234,478
Vanguard Index Trust S&P 500 Portfolio	**2,785,370**	2,342,533
Vanguard Lifestrategy Growth Portfolio	**1,932,105**	1,554,518
Vanguard Small Capital Index Fund	**1,595,592**	1,294,186
Vanguard Lifestrategy Conservative Growth Fund	**1,568,213**	1,543,645
Vanguard Total Bond Market Index Fund	**1,231,396**	N/A

During 2009, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Home Properties, Inc. Common Stock	$ 611,503
Mutual Funds	2,526,029
	$ 3,137,532

Note 4 **Party-In-Interest Transactions**

The Plan holds shares of common stock of Home Properties, Inc., the Plan sponsor, therefore, transactions involving this investment qualify as party-in-interest transactions. The Plan also holds shares of a money market fund that is managed by Fidelity. Fidelity is the custodian of the Plan and, therefore, transactions involving this investment qualify as party-in-interest transactions. Participant loans are also party-in-interest transactions.

Note 4   **Party-In-Interest Transactions - Continued**

The Plan held 79,356 shares in the Company stock at December 31, 2009 with a fair value of $3,786,075. At December 31, 2008, the Plan held 72,817 shares in the Company stock with a fair value of $2,956,370. During 2009, the participants in the Plan purchased shares in the amount of $661,058, sold shares in the amount of $442,856, and had net appreciation in the amount of $611,503.

Note 5   **Plan Termination**

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all of the Plan assets would be distributed to participants.

Note 6   **Tax Status**

The Plan has adopted a prototype plan document. The prototype plan has received an opinion letter from the Internal Revenue Service, dated November 19, 2001, as to the prototype plan's qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 7   **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation from the financial statements to the Form 5500 at December 31:

	2009	2008
Net Assets Available for Benefits Per Financial Statements	$23,937,817	$ 19,462,366
Adjustment from Contract Value to Fair Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	107,894	14,076
Net Assets Available for Benefits Per the Form 5500	$24,045,711	$ 19,476,442
Net Increase in Net Assets Available for Benefits Per Financial Statements	$ 4,475,451	
Change in Adjustment from Contract Value to Fair Value for Interest in a Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts	93,818	
Net Income Per the Form 5500	$ 4,569,269	

HOME PROPERTIES
RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

Money Market Fund

*Fidelity Cash Reserve Fund	$ 87,037

Common Stock

*Home Properties, Inc.	3,786,075

Mutual Funds

Vanguard Lifestrategy Moderate Growth Fund	3,492,349
Vanguard Index Trust S&P 500 Portfolio	2,785,370
Vanguard Lifestrategy Growth Portfolio	1,932,105
Vanguard Small Capital Index Fund	1,595,592
Vanguard Lifestrategy Conservative Growth Fund	1,568,213
Vanguard Total Bond Market Index Fund	1,231,396
Vanguard Total International Stock Index Fund	880,618
Vanguard Index Trust Small Capital Growth Fund	409,172
Dreyfus-Midcap Index Fund	395,074
Dimensional Advisor US Large Capital Value Portfolio	373,721
Vanguard Growth Index Fund	290,067
Dimensional Advisor US Small Capital Value Portfolio	272,598
Vanguard Lifestrategy Income Portfolio	138,296
DFA Inflation Protected Securities	11,869

Total Interest in Mutual Funds	15,376,440

Common/Collective Trust

Federated Capital Preservation Fund	4,066,475

*Participant Loans	(Interest rates range from 4.25% to 9.25% and maturity dates from January, 2010 to September, 2017)	756,375

Total	**$24,072,402**

*Denotes Party-in-Interest.